

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

December 10, 2009

Via Fax & U.S. Mail

Mr. Graham Robjohns
Chief Financial Officer
Golar LNG Limited
Par-la-Ville Place, 14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

> **Re: Golar LNG Limited**
> **Form 20-F for the year ended December 31, 2008**
> **File No. 000-50113**

Dear Mr. Robjohns:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief